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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                               Commission file number: 000-18839

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [X] Form 10-K     [ ] Form 20-F    [ ] Form 11-K     [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  June 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

United American Healthcare Corporation
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Full Name of Registrant

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Former Name if Applicable


1155 Brewery Park Boulevard, Suite 200
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Address of Principal Executive Office (Street and Number)


Detroit, Michigan 48207
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant did not yet obtain all information and actuarial determinations necessary to complete the consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations based thereon, and requires additional time to accomplish that.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Gregory H. Moses, Jr.                  (313)        393-4570
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(Name)                              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report a consolidated net loss in the range of approximately $10.9 million to $17.1 million for the fiscal year ended June 30, 2002, depending on actuarial analyses not yet completed when Registrant's Form 10-K was first due, but which will be completed by October 15, 2002. This compares to consolidated net earnings of $1.2 million for the fiscal year ended June 30, 2001. This significant change in results of operations is attributable to two primary factors:

First, OmniCare Health Plan, Inc. ("OmniCare-TN"), a health maintenance organization in Tennessee which is a second-tier consolidated subsidiary of Registrant, experienced a combination of circumstances in the fourth quarter of fiscal 2002 which were unexpected and not foreseeable by management, related to exceptionally high medical services expenses in relation to medical services premiums received by OmniCare-TN, for which the State of Tennessee, doing business as TennCare, is obligated (pursuant to a recent amendment to its contract with OmniCare-TN) to pay OmniCare-TN up to $7.5 million retroactive to fiscal 2002 (constituting a medical services revenues receivable of OmniCare-TN as of June 30, 2002 for statutory accounting purposes, although required to be recorded in the first quarter of fiscal 2003 under generally accepted accounting principles) and the need for actuarial analyses to determine the accrual amount of a liability for medical claims incurred by OmniCare-TN's enrollees but not reported to it as of June 30, 2002.



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Second, Registrant has recorded an approximately $2.4 million impairment loss equal to the remaining carrying value of its patient care software system, which was not in use at and since fiscal 2002 yearend.

Registrant provides a fuller explanation of both factors as follows.

CONCERNING OMNICARE-TN

Fiscal 2002 was a year of significant changes for managed care organizations ("MCOs") having contracts with TennCare, a State of Tennessee program that provides medical benefits to Medicaid and working uninsured and uninsurable recipients. In a climate of continually rising medical costs, several of TennCare's major MCOs ceased doing business in fiscal 2002. In contrast, TennCare has regarded OmniCare-TN as one of TennCare's viable MCOs, and on February 15, 2002 TennCare assigned to OmniCare-TN 40,000 members from a significant competitor which had ceased doing business.

At June 30, 2001, OmniCare-TN was licensed in and served Shelby and Davidson Counties in Tennessee (which include the cities of Memphis and Nashville, respectively). Effective July 1, 2001, OmniCare-TN received approval from TennCare to expand its service area to western Tennessee and to withdraw from Davidson County. OmniCare's approximate total membership increased from 55,500 at June 30, 2001 to 120,000 at June 30, 2002.

OmniCare-TN's TennCare contract which was in effect on July 1, 2001 had been renewed on July 1, 2000 for a 42-month term, expiring December 31, 2003. The new contract provided for increased capitation rates, but eliminated the earlier practice of providing retroactive payments to MCOs for high cost chronic conditions of their members ("adverse selection") and payments earmarked as adjustments for covered benefits.

In June 2001, TennCare developed new risk-sharing options for its MCOs, including OmniCare-TN. OmniCare-TN entered into its changed contract with TennCare effective July 1, 2001.

Beginning in February, March and April 2002, OmniCare-TN noticed increases in its claims payments, investigated, and found that approximately 9,500 new members added in September-December 2001 represented children with special needs with medical costs over 100% of the premiums received, and that many members transferred to OmniCare-TN from failed MCOs also had exceptionally high medical costs in relation to OmniCare-TN's premiums received. Beginning in April 2002, OmniCare-TN wrote to TennCare seeking risk adjustments and reimbursements to compensate OmniCare-TN for certain of these medical expenses.

TennCare responded to its MCOs' situation generally and in some instances individually. For all its contracted MCOs generally, TennCare changed its reimbursement system to an administrative services only ("ASO") program for an 18-month stabilization period (July 1, 2002 through December 31, 2003), during which the MCOs - including OmniCare-TN - have no medical cost risk (i.e., no risk for medical losses), earn fixed administrative fees, are subject to increased oversight, may earn limited additional administrative fees based on certain performance measures as an incentive to manage medical costs below the targets, and may incur financial penalties for not achieving certain performance requirements. TennCare has stated it intends to return to a full-risk system after the end of the 18-month stabilization period at January 1, 2004.

TennCare responded to OmniCare-TN's situation individually as well. TennCare amended its contract with OmniCare-TN in September 2002, retroactive in some respects to July 2001 or to May 2002. Pursuant to the contractual amendment, (i) OmniCare-TN retroactively elected a certain shared risk option



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effective July 1, 2001 through April 30, 2002, (ii) TennCare agreed to reimburse
OmniCare-TN on a no-risk ASO basis for medical services effective beginning May 1, 2002, and (iii) TennCare agreed to pay OmniCare-TN up to $7.5 million retroactive to fiscal 2002 as necessary for its required statutory net worth as of June 30, 2002.

In August 2002, in connection with Registrant's preparing its fiscal 2002 financial statements, Registrant took into account OmniCare-TN's claims payments through mid-August 2002 for service dates on or before June 30, 2002 and concluded that the accrual of a liability for medical claims incurred by OmniCare-TN's enrollees but not reported to it as of June 30, 2002 should be significantly greater than previously determined. Subsequently, Registrant has additionally taken into account OmniCare-TN's claims payments through September 25, 2002, but the resulting actuarial analyses were not completed when Registrant's Form 10-K was first due. Based on actuarial analyses that will be concluded before October 15, 2002, Registrant will be able to determine that accrual amount and in all other respects complete its fiscal 2002 financial statements. The ultimate settlement of medical claims may vary from the estimated amounts reflected in the accrual.

Based on OmniCare's significant membership growth, certain cost savings which OmniCare-TN has implemented, the TennCare program's change to ASO effective May 1, 2002 for OmniCare-TN and OmniCare-TN's recently amended TennCare contract, Registrant's management believes that OmniCare-TN has weathered the unusual circumstances of fiscal 2002 and expects OmniCare-TN to have positive net earnings for fiscal 2003.

CONCERNING IMPAIRMENT LOSS FOR SOFTWARE SYSTEM

Pursuant to its strategic information technology plan, Registrant purchased a patient care software system from OAO Health Care Systems, to replace the claims processing and payment system it has been using for OmniCare Health Plan ("OmniCare-MI"), a Michigan health maintenance organization administered by Registrant under a management agreement. This purchase was intended to fulfill a requirement of the State of Michigan's Office of Financial and Insurance Services ("OFIS") to implement such a system for OmniCare-MI.

Registrant intended to use the new system for OmniCare-TN initially, but will not do that after its OmniCare-TN management agreement terminates effective November 1, 2002.* The system was not in use by Registrant at and since fiscal 2002 yearend. Management therefore has determined it was prudent to record as of that date an impairment loss equal to the remaining carrying value of the system.

Registrant now expects that the system will be utilized for OmniCare-TN, which has been outsourcing its claims processing function to a third party by contract since the third quarter of fiscal 2001. Registrant is evaluating the capabilities of the new patient care software system for all functions required for OmniCare-TN. It expects to spend much of fiscal year 2003 adapting the system for compliance with Tennessee's laws and regulations, with the intent to implement it for OmniCare-TN by early fiscal 2004. Management believes that when implemented for OmniCare-TN, the system will fulfill OmniCare-TN's patient care information system needs, presently as well as for any significant expansion of membership or territory in Tennessee.



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* Registrant has received notice from OmniCare-MI that the management agreement will be terminated effective November 1, 2002. The notice was given pursuant to OmniCare-MI's amended rehabilitation plan, which a Michigan circuit court judge approved on July 29, 2002. Registrant previously announced that it anticipated the eventual termination of the OmniCare-MI management agreement back in March 2002, after the Commissioner of OFIS filed a rehabilitation plan for OmniCare-MI.



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                     United American Healthcare Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2002              By: /s/ Gregory H. Moses, Jr.
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                                       Gregory H. Moses, Jr.
                                          President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).






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